ANDREAS WOLLEIN
ASSISTANT TO CFO & INVESTOR RELATIONS MANAGER
ÖSTERREICHISCHE ELEKTRIZITÄTSWIRTSCHAFTS-AG
(VERBUND)

Vienna, July 23rd, 2002

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20459
USA / Air Mail


02049191

Attn: Special Counsel / Office of International Corporate Finance

Re: Rule 12g3-2(b) File No. 82-4381

Ladies and Gentlemen,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(be) thereunder.

This information is being furnished under Paragraph (b) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such information and documents shall constitute an admission for any purpose that Österreichische Elektrizitätswirtschafts-AG is subject to the Exchange Act.

Very truly yours

Andreas Wollein
Investor Relations Manager

<u>Encl.:</u> Letter to Shareholders Quarter 2/2002

Letter to shareholders - Quarter 2/2002



Verbund


Vienna, July 200

Dear Shareholder,

A difficult situation

The overall global economic situation, and Verbund's own situation, was marked by difficulties also in the second quarter of 2002. Wea economic indicators, negative corporate news and the unabatedly deep crisis of tech shares continued to exert pressure on the inter national stock exchanges. Verbund, in particular, was faced with stagnating domestic electricity consumption, due to poor economi trends, and a strong Swiss Franc. In addition, domestic water supply, which plays a considerable role in electricity generation from hydro power, had significantly fallen in the second quarter 2002, compared to previous periods, to a level considerably lower than the excel lent water supply of last year.

Verbund - positive trends in earnings and share price

Still, we are happy to report that our company succeeded in achieving a positive result in the second quarter of 2002. The operatin result from current business was again increased by EUR 5.1 million, or 3.4 %, from EUR 147.1 million to EUR 152.2 million; the grou result was improved significantly by EUR 19.4 million, or 31.2 %, from EUR 62.2 million to EUR 81.6 million. This was mainly due to th positive effects of the restructuring measures and the ongoing positive business development on domestic and foreign electricit markets. In Austria, we increased our electricity sales to the provincial companies and business customers significantly; overseas, th business with resellers has also grown considerably. Equally pleasant is the fact that the contribution margins in the electricit business were increased throughout almost all customer segments. This trend was further supported by the price recovery on the inter national electricity exchanges.

Because of improved financing results and results from participating interests, profit before tax was up significantly. For the whole yea we expect an operating result that will be almost similar to that of the previous year, provided that water supply will be above average

The share price of Verbundgesellschaft showed a positive development following the ongoing pressure from the conversion of the MS index to freely floated shares, thus running counter to international trends. Since the start of the year, the share price has gaine 4.71 %, while the

EUROSTOXX Utilities 600, an index of European utility stocks, has lost 13.15% over the same period. This proves that the Verbun share, being a defensive stock, is an attractive share with sustained growth even in times of economic downturns.

Strategic maneuvering

One strategic opportunity for the group is the planned creation of an Austrian electricity solution between Verbund and the compa- nies of Energie Allianz - EVN, Wienstrom, EAG, BEWAG, BEGAS and Linz AG. Cooperation across the various segments of the suppl chain (generation, electricity trade and distribution) is based on two joint companies specializing in electricity trade and sales to larg power users. The joint electricity-trading company, of which Verbund holds two-third of the shares, thus clearly controlling it, receive its entire energy exclusively from the generation companies and delivers exclusively to all the distribution channels of all partne companies at market prices. The trading company continues to be responsible for wholesale trade in Austria and abroad as well as fo external-electricity trade. The joint company selling to large power users supplies large customers with a consumption of more tha 4 GWh/year and it is under the supervision of Energie Allianz. Verbund receives a premium for supplying domestic end customers wit Austrian hydropower, which has been secured for the long term.



The Austrian electricity solution will bring Verbund business and strategic advantages. It is estimated that the synergies, which will soon bring about substantial improvements in the result, amount to a sustainable approx. EUR 40 million per year for Verbund. Through this Austrian electricity solution, Verbund reinforces its core competences in the areas of wholesale and domestic/foreign electricity trading. The vertical structure of the cooperation further reduces the marketing risk of the group and secures its corporate results for the long term.

After all the contract details have been worked out, we will apply for antitrust and regulatory approval in the second half of 2002. The electricity solution is expected to come online on January 1, 2003, subject to the aforementioned approvals.


Dipl.-Ing. Hans Haider


Dr. Michael Pistauer


Dr. Johann Sereinig

Outlook

Despite the difficult overall economic situation mentioned above, we were able to continue the positive earnings trend in the first half of 2002. Building on a lean cost structure and environmentally-friendly, cost-efficient hydropower generation, we will continue to focus on expanding wholesale business in Austria and abroad throughout the fiscal year of 2002.

The increasing transparency of the international electricity markets, however, will continue to exert pressure on the group's margins. Against this background, our strategic focus in sales, in addition to the spreading of risk through increased diversification of our marketing portfolio, will be increasingly on growth in quality with respect to domestic and international distribution and trade customers.

In the current fiscal year, the cost-cutting measures of previous years will bear fruit and have a positive effect on the group result. Other substantial factors affecting the result will be water supply and the development of foreign currencies, in particular the Swiss Franc.

Against this backdrop, we expect to repeat the record result of last year. Profitability and productivity are set to improve further, and we anticipate a further debt reduction for the group. The group's debt is to be brought in line with the average of listed European utility companies within the next three years.



Result for Quarters I – II/2002

Sales revenue up again significantly

Group sales revenue was again increased by EUR 306.6 million, or 40.2%. Electricity sales, specifically, were up by approx EUR 339.2 million, or 58.2%. The increase in volume sales, compared to the previous period, accounted for 11,812 GWh or 47.1% This positive development was mainly due to the doubling of business with customers abroad (an improvement of EUR 287.4 million, or 97.8%). Internationally, Verbund managed to expand its business in the reselling markets of Germany, Italy and France but it also increased its trading volume of external electricity substantially. The segment of domestic business customers and business with resellers also saw increases (+ EUR 51.9 million or 17.9%).
The decline in grid sales by EUR 30.0 million, or 19.4%, is the result of the deconsolidation of STEG grid operations in connection with the strategic alliance Verbund/ESTAG.

Increase in electricity purchase and fuel expenses

The rise in expenses related to electricity and grid purchases by about EUR 315.9 million, or 107.9%, is primarily the result of the vigorous expansion of trade in external electricity and a reduced volume in own generation from hydropower. Despite the integration of the STEWEAG hydropower plants, hydropower remained slightly below the previous year's level because of a slightly declining water supply (hydro coefficient 1.02, compared to 1.11 in the like period).
Fuel expenses went down slightly by EUR 8.7 million, or 22.2%, compared to the reference period.

Payroll and related expenses reduced

Payroll expenses including ancillary costs have been reduced slightly by EUR 23.8 million, or 14.5%, despite a 2.3% pay increase in the collective agreement. The reduction is primarily due to the elimination of early-retirement provisions last year. The personnel expenses brought on by the intake of STEWEAG power-plant staff was thus more than compensated by current attrition and the deconsolidation of STEG. Changes to the number of consolidated companies resulted in a reduction of 139 employees. In addition, the number of employees was reduced by 96 (previous year: 339) as a result of continued personnel restructuring measures, thus bringing it closer to the target number of employees.

Operating result up

Compared to the previous period, the operating result increased by EUR 5.2 million, or 3.5%.
This was achieved by expanding sales abroad in connection with successful sales in the domestic wholesale and business-customer sector as well as personnel provisions that had been lowered compared to last year.
Thus, it was possible to more than offset the ongoing pressure on margins, which is the result of the expiration of long-term electricity-purchase agreements with the provincial companies, whose prices exceeded current market levels.

Financial result markedly improved

During the first half of 2002, the group financial result was up by EUR 13.6 million, or 25.5%, over the same period of last year, from EUR 53.4 million to EUR 39.8 million.
The exchange losses, primarily caused by the valuation of CHF-denominated financial obligations, went up by EUR 3.7 million, from EUR 2.1 million to EUR 5.8 million. By contrast, the finance result, adjusted for these foreign-currency effects, dropped by EUR 14.8 million, or 22.7%. This is mainly based on the expense-reducing reversal of a provision for financing costs in connection with a planned acquisition of shares in the amount of EUR 14.8 million, or 22.7%. In addition, the financial result includes dividend earnings of STEG in the amount of EUR 12.1 million and the result of companies consolidated at-equity, which was reduced by EUR 4.7 million over the previous period. The valuation of long-term securities resulted, on balance, in expenses of EUR 5.3 million, compared to EUR 0.3 million in the same period of last year.



Group result up significantly

The financial result, which was up significantly over the previous year because of one-off effects, and the positive operating result have raised profit before taxes by EUR 18.8 million, or 20.0%, and profit after taxes by EUR 18.2 million, or 28.6%. In addition to the increased profit after tax, the increase in minority interests, as a result of the strategic partnership, has pushed up the group result by EUR 19.4 million, or 31.3%.

Cash flow

The positive development of the result has pushed the operating cash flow up by 26.5%, from EUR 137.1 million to EUR 173.4 million. This was mainly due to the improvement of the operating result, the reduction of deferred interest included in the reference period for 2001 and the correction of non-cash changes to deferred taxes.
The cash flow from investment activities is, essentially, the result of the sale of both long and short-term securities.
The cash flow from financing activities fell far below the amount achieved in the same period last year. The positive cash flows from operating activity and investment activities were used for the repayment of long and short-term financial obligations, which resulted in further debt reduction in the first half of 2002.

Result for Quarter II/2002

Sales revenue

Sales revenue in the second quarter 2002 was increased, over the same period of the previous year, by EUR 116.2 million, or 33.7%. The second quarter accounts for 43.1% of the sales generated so far in 2002.

Expenses for electricity purchases and fuels

Apart from the increase in electricity purchases explained in the notes to the half-yearly accounts, the capacity increase in thermal generation resulted in a rise in fuel expenses.

Payroll and related expenses

The reduction is primarily due to the elimination of early-retirement provisions last year.

Other operating expenses

Other operating expenses in the second quarter of 2002 include expenses in the amount of EUR 2.9 million for regulator fees.

Financial result

The significant reduction of the financial result is mainly due to the expense-reducing reversal of a provision for financing costs in connection with a planned acquisition of shares in the amount of EUR 14.7 million as well as one-off investment earnings in the amount of EUR 12.1.

Taxes on income

The increase in income-tax expenditure in the second quarter of 2002 was caused by adjustments, not identified with a specific period, to tax provisions.

GROUP - INCOME STATEMENT - IAS				TEUR
2/2002	2/2001		1-2/2002	1-2/2001
394,792	259,085	Electricity sales	921,792	582,555
56,996	75,426	Grid sales	124,341	154,281
8,879	9,989	Other items	22,271	25,009
460,667	344,500	1. Sales revenue	1,068,404	761,845
2,042	1,432	2. Changes in inventory	1,562	-1,168
1,642	2,216	3. Own work capitalized	3,026	4,124
14,075	15,970	4. Other operating income	28,233	30,583
-242,022	-115,660	5. Electricity and grid purchases	-608,683	-292,786
-18,966	-13,039	6. Fuel expenses and other purchased services	-48,097	-39,362
-70,408	-95,013	7. Payroll and related expenses	-140,141	-163,989
-77	-2,090	8. Amortization of goodwill	-155	-4,190
-50,310	-44,920	9. Depreciation and amortization of property, plant and equipment and intangible assets	-96,921	-90,495
-28,013	-23,901	10. Other operating expenses	-55,007	-57,498
68,630	69,495	Operating result	152,221	147,064
-17,966	-31,375	1. Interest income/expenses	-49,469	-65,397
-6,281	1,555	2. Income/expenses from securities	-6,003	729
1,822	3,555	3. Income/expenses from associated companies	2,514	7,205
5,045	-8,917	4. Foreign-exchange gains/losses	-5,736	-2,141
13,407	2,285	5. Other revenues/expenses	18,924	6,238
-3,973	-32,897	Financial result (Total 1. - 5.)	-39,770	-53,366
64,657	36,598	Profit before tax	112,451	93,698
-16,325	-12,598	Taxes on income	-30,826	-30,240
48,332	24,000	Profit after tax	81,625	63,458
4,827	-1,006	Minority interests	-10	-1,277
53,159	22,994	Group result	81,615	62,181

DEVELOPMENT OF GROUP SHAREHOLDERS' EQUITY					TEUR
	Share capital	Capital reserves	Profit reserves	Own shares	Total equity
As of 01.01.2002	223,978	10,936	778,316	-3,257	1,009,973
Changes in companies consolidated			24,044		24,044
Shares purchased				-2,186	-2,186
Shareholders' equity/change in cash-flow hedge			567		567
less dividends			-38,484		-38,484
Group result after minority interests			81,615		81,615
As of 30.06.2002	223,978	10,936	846,058	-5,443	1,075,529



CONSOLIDATED BALANCE SHEET AS OF 30.06.2002 ACC. TO IAS					TEUR
Assets	30.06.2002	31.12.2001	Liabilities	30.06.2002	31.12.2001
NON-CURRENT ASSETS			SHAREHOLDERS' CAPITAL		
			1. Nominal capital and capital reserves	234,914	234,914
1. Intangible assets	11,602	30,139	2. Earnings reserves	846,058	778,316
2. Goodwill	465	41,690	3. Own shares	-5,443	-3,257
3. Property, plant and equipment	4,399,611	4,200,329		1,075,529	1,009,973
4. Participating interests	713,212	428,429	MINORITY INTERESTS	134,754	127,814
5. Other long-term investments	1,553,473	1,711,644	LONG-TERM LIABILITIES		
6. Deferred tax assets	0	78,726	1. Financial obligations	3,216,189	3,597,611
	6,678,363	6,490,957	2. Provisions and liabilities	629,859	729,691
			3. Deferred tax liabilities	17,006	0
CURRENT ASSETS			4. Contribution to building costs and deferred income	752,258	786,070
1. Inventories	30,771	21,610		4,615,312	5,113,372
2. Accounts receivable - trade	179,219	137,535	SHORT-TERM LIABILITIES		
3. Receivables from affiliated comp.	20,051	19,149	1. Financial obligations	544,113	447,429
4. Other receivables and assets	135,882	76,496	2. Provisions	318,062	260,578
5. Securities	19,020	104,947	3. Other liabilities	215,490	56,878
6. Cash and cash equivalents	23,197	226,485	4. Accounts payable - trade	170,748	44,568
7. Prepaid expenses and			5. Advance payments from customers	8,976	14,227
deferred charges	2,270	3,084	6. Deferred income and assets	5,789	5,431
	410,410	589,306		1,263,178	829,104
TOTAL ASSETS	7,088,773	7,080,263	TOTAL LIABILITIES	7,088,773	7,080,263

CONSOLIDATED CASH-FLOW STATEMENT ACC. TO IAS		TEUR
	1-2/2002	1-2/2001
Cash-flow from operating activity	173,420	137,097
Cash-flow from investment activities	105,916	20,049
Cash-flow from financing activities	-336,157	50,056
Change to cash and cash items	-56,821	207,202
Change in cash from changes in no. of consolidated companies	-146,467	0
Cash and cash items as of 31.12.	226,485	90,216
Cash and cash items as of 30.06.	23,197	297,418

FINANCIAL RATIOS		
	1-2/2002	1-2/2001
Hydro coefficient	1.02	1.11
EBITDA margin / EBITDA margin excl. external-electricity trade	23.3 % / 38.6 %	31.7 % / 39.8 %
EBIT margin / EBIT margin excl. external-electricity trade	14.3 % / 23.5 %	19.3 % / 24.1 %
Earnings per share [1]	2.7 EUR	2.0 EUR
Average no. of shares outstanding [1]	30,784,734	30,814,770
Average no. of employees	2,861	3,096
Personnel expenses as % of total sales revenue	13.1 %	21.5 %

1) diluted = non-diluted

Trade/distribution: Electricity sales up significantly - revenue increased by 58 %

In the first half of 2002, electricity sales were up by 47.1 %, to 36,917 GWh. Business with foreign customers more than doubled, but the segment of domestic customers also saw increases. Foreign customers now account for 63 % of total electricity sales. Internationally, we primarily focused on expanding external-electricity trading. The expansion of business on the reseller and end-customer markets in Germany, Italy and France also contributed to the increase. Domestically, we gained market share in the end-customer market, while expanding sales with respect to distribution companies.

The output of hydropower plants was slightly below the levels for the previous year. The additional output from the integration of the hydropower plants of Steweag was somewhat dampened because of a substantially lower water supply than last year. Hydraulic generation accounts for 87 % of total own generation. The dynamic trends in the external-electricity trade market help explain the significant rise in electricity purchases.

ELECTRICITY BALANCE			GWh
Generation	**1-2/2002**	**1-2/2001**	**%**
Hydropower plants	12,873	12,981	-0.8
Thermal power plants	1,973	1,619	21.9
Total own generation	**14,846**	**14,600**	**1.7**
Purchase PEC-Austria	1,529	1,239	23.4
Total domestic generation	**16,375**	**15,839**	**3.4**
Electricity purchases	20,542	9,265	121.7
Group total	**36,917**	**25,104**	**47.1**
Use			
Sales PEC-Austria	10,923	10,276	6.3
End-customers/industry, ÖBB	2,143	1,584	35.3
Sales to domestic customers	**13,066**	**11,860**	**10.2**
Own generation, loss	751	696	7.9
Domestic consumption	**13,817**	**12,556**	**10.0**
PEC-abroad & traders	23,100	12,548	84.1
Group total	**36,917**	**25,104**	**47.1**

The group's electricity sales for the first half of 2002 accounted for EUR 921.8 million (Quarter II: EUR 394.8 million) and are 58 % above the previous year, due to the growth in sales. With EUR 581.5 million (Quarter II: EUR 239.9 million), activities abroad made up 63 % of sales.



Generation: Hydropower generation again above normal-year level, but clearly below last year's level – thermal power generation down by 7%

The gross output of the 89 hydropower plants of VERBUND-Austrian Hydro Power (AHP) came to 11,710.9 GWh in the first half of 2002 (the output of the plants of the power-plant group Styria has been included in this amount, reaching back to the beginning of the year). Thus, generation was 4 % higher than the long-term average, but it was still 8.7% below the same period last year (in relation to the then 49 AHP power plants).

Our position as a truly European producer of hydropower was strengthened and secured by the integration, as scheduled, of the hydropower plants of STEWEAG and STEG as of April 1, 2002.

Further impetus for the increased use of renewable hydropower came on May 16, 2002, when the planning for the small-scale hydropower plants Leoben and Vienna-Nussdorf was approved by the Supervisory Board of VERBUND-Austrian Hydro Power (AHP).

VERBUND-Austrian Hydro Power (AHP) has always been committed to establishing and operating ecologically optimized hydropower plants. The most recent research findings of Verbund on aquatic environment were presented to specialists and interested members of the general public on June 19, 2002, as part of a series of research forums, which have become a tradition of sorts.

The output of the ATP power plants in the first half of the year under review amounted to 1,474.6 GWh (gross output), approximately 8.0% lower than that of the same period last year (comparison without available reserve). In the second quarter of the year under review, output reached 295.3 GWh (gross), undershooting the level of the same period of last year by about 7 %.

On June 3, a supplement to the coal-supply agreement of the Voitsberg power plant was concluded with GKB, providing for an early termination of the coal supplies in mid-2004.

Transmission: Increase in energy volume transmitted and sales revenue

In the first half of 2002, an energy volume of 16,233 GWh was transmitted via the extra-high voltage grid of APG. Compared to the same period last year, this translates to an increase of 2.5 %. The amount transmitted relevant to clearing was also slightly higher. In the second quarter of 2002, the volume transmitted amounted to 8,117 GWh (+2.5 %).

Sales revenue from the transmission grid of APG went up in the first half of 2002 to EUR 146.0 million, compared to EUR 142.2 million for the same period last year. This was brought on by an increase in the clearing-relevant quantities transported as well as the clearing of regulator fees through tier-1 tariffs (offset by the costs of the regulator on the expenditure side) and post-clearing from the previous year.



The number of applications for transmission services, i.e., energy-transport services of licensed customers spanning several control areas , amounted to 18,177 in that period; of these only three applications had to be rejected for reasons of capacity of the interconnecting station to Slovenia.

The restructuring measures are progressing as scheduled and will be concluded by the end of the year.

International

Effective May 1, 2002, VERBUND-Austrian Power Grid AG joined the international ETSO CBT (Cross Border Tariff) agreement. Under this agreement, which entered into force on March 1, 2002, a European "postage stamp" was introduced for cross-border energy supplies. A one-time export fee of EUR 1/MWh will be payable if supplies exceed CBT limits; each additional case of exceeding a CBT limit will not result in another fee under the CBT model. Imports from non-CBT member countries ("perimeter countries" - Czech Republic, Hungary, Slovenia) are subject to an "injection fee" in the amount of one euro/MWh.

Upgrading and extending the grid

Liberalization of the electricity market has resulted in significantly higher grid loads since 1999. As a result of the use of power plants, which became increasingly geared to economic considerations, we experience high grid loads at times, especially with respect to the old 220-kV lines from the northern sector of the Verbund-APG grid to the southern sector, which require bottleneck management measures to handle this grid situation. The closing of the inner-Austrian 380/220-kV loop, which has been delayed by difficulties in obtaining the required regulatory approval, has now become even more crucial.



he Verbund share

STOCK RATIOS			
Ratio	Unit	1-2/2002	1-2/2001
Peak price	EUR	97.08	134.00
Lowest price	EUR	81.60	98.00
Closing price	EUR	87.96	98.00
Performance	%	4.71	-9.26
Market capitalization	million EUR	2,710.93	3,020.36
Stock-exchange turnover	million EUR	359.54	480.92
Stock-exchange turnover/day	units	32,998.10	32,778.63

ABSOLUTE SHARE-PRICE DEVELOPMENT (01.01. - 30.06.2002)


100
95
90
85
80
400 T
300 T
200 T
100 T
0 T
Volume half/year 2002
Price half/year 2002

PRELIMINARY CAPITAL-MARKET SCHEDULE 2002	
Results Quarters 1-3/2002	06.11.2002

Verbund share holding firm in the face of crisis

The Verbund share went into the stock-exchange year 2002 with a price of EUR 84 after reaching its lowest point in November 2001 at EUR 71.29 as a result of the conversion of the Morgan Stanley Capital Index (MSCI) Austria to freely floated shares.

Throughout the first quarter of 2002, the Verbund share showed very positive trends. Prior to publishing the annual results for 2001, for which analysts had had a positive forecast, Verbund shares became subject to increased demand in January. The excellent result for 2001 was presented on February 25, 2002. It was only the uncertainty revolving around the future strategic partnerships of Verbund that prevented a further increase in the share price from that point forward.

In the second quarter of 2002, the Verbund share climbed to EUR 97.08 following the announcement of the share buyback program. But then the second and third stages in the conversion of the MSCI index to freely floated shares on May 31, 2002, resulted in a drop in share price, bringing it down to the level of the start of the year. The publication of the positive results for the first quarter of 2002, however, moved the share price up and the Verbund share closed at EUR 87.96. This corresponds to a performance of 4.71 % since the start of the year.

Thus, the Verbund share held firm in the face of the crisis affecting the international stock exchanges. The uncertain geopolitical situation, the weak overall economic environment and negative profit forecasts and corporate news scared off investors all over the world and sent the leading stock indices into a tailspin.

The Dow Jones Industrial Average (DJIA) index dropped 8.42 %, and Deutscher Aktienindex (DAX) 17.72 %. The technology exchanges were faced with more serious losses again: NASDAQ lost 33.30 %, and the Neuer Markt even dropped an additional 64.90% since the start of the year. The benchmark index relevant to Verbund, Euro Stoxx 600 Utilities, lost 13.15 % in the corresponding period.

Positive long-term performance

Over the long term, too, the Verbund share performed very well. The increase over a period of five years amounts to 37.78 %, which corresponds to an average annual performance of 6.62%.

Thus, the Verbund share is one of the traditional defensive shares that allow for sustained capital formation over the medium to long term.

Turnover and market capitalization

In the first and second quarters of 2002, the Verbund share achieved a market capitalization of EUR 359.54 million, making it the sixth most traded share in the Prime Market, the new trading segment of the Vienna Stock Exchange (Wiener Börse AG). On average, 32,998 shares were traded every day. The total value of the company derived from its market capitalization amounted to EUR 2,710.93 million as of June 30, 2002.

Publisher:
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft
(Verbundgesellschaft),
Am Hof 6a, A-1010 Vienna,
Phone: (+43-1) 53113-0, Fax: (+43-1) 53113-54191,
Internet-Homepage: www.verbund.at,
e-mail: investor@verbund.at
Investor Relations:
Mag. Andreas Wollein

Production, layout & graphics: Power Agency
Kommunikations- und Werbeagentur GmbH,
Wipplingerstrasse 32, A-1010 Vienna,
Phone: (+43-1) 533 13 50, e-mail: office@poweragency.at
Translation: Werner Patels M.A./Dipl. Interpr.
Print: Astoria Druck- und Verlagsanstalt GmbH, 1230 Vienna